SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


        Form 20-F _____X_____                   Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


        Yes _____________                       No____X_______



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
           dated February 17, 2004 announcing the preliminary results for the fourth quarter of 2003.

          Van der Moolen Announces Expected Q4 2003 Results

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 17, 2004--VAN DER MOOLEN HOLDING N.V. (NYSE: VDM) (Euronext Amsterdam: VDMN) makes the following announcements:

    -- Expected net income on a Dutch accounting basis for the full year of 2003 is EUR 24.2 million before impairment charges; net of charges net income is expected to be EUR 4.3 million

    -- The fourth quarter results include no provision for the NYSE/SEC investigation

    --  Van der Moolen negotiates new credit facility

    Van der Moolen, specialist and market maker on important American and European equity, option and fixed income markets, announced today that it expects net income from ordinary activities for the fourth quarter of 2003 to be about EUR 3.9 million, before impairment charges of intangible assets of EUR 19.9 million. Including the impairment charges of intangible assets, income from ordinary activities for the fourth quarter of 2003 is expected to be a loss of around EUR 16 million.
    Expected net income from ordinary activities for the whole of 2003, before asset impairment, will be approximately EUR 24.2 million. No provision is included in this figure for the NYSE/SEC investigation. We expect such a provision to be included in our definitive financial statements for 2003 on March 4, 2004: we remain in discussion with our advisors on this matter.

    Results for the fourth quarter of 2003

    In the fourth quarter of 2003, net income from ordinary activities before the impairment charges were approximately EUR 3.9 million, compared with EUR 5.5 million in the third quarter of 2003. Fourth quarter earnings include a tax credit of EUR 0.9 million, bringing our effective tax rate for 2003 to about 12%.
    Total revenues in the fourth quarter of 2003 were about EUR 35.0 million, a decrease of 18% from the third quarter.
    The impairment charges of intangible fixed assets taken in the fourth quarter of 2003 came to EUR 46.9 million gross: its effect on net income, after taxation and minority interests, was EUR 19.9 million.
    Included in the EUR 46.9 million total are write-downs of EUR 21.6 million announced on December 17th, 2003 in connection with the closure of our option trading activities on the American and Philadelphia stock exchanges. The effect of this on our net income after taxation and minority interests amounted to EUR 9.8 million. In addition, after our annual impairment testing on intangible fixed assets, we have taken a EUR 25.3 million write-down as an impairment charge on the specialist assignments of VDM Specialists. This charge was calculated on the basis of an independent valuation. Its effect on net income after taxation and minority interest is EUR 10.1 million. These asset impairments have no effect on the cash flow of Van der Moolen.
    Under U.S. GAAP treatment, the impairment charges amount to EUR
49.4 million after tax. The difference with Dutch treatment is due, firstly, to the fact that intangible items were not booked in the Dutch accounts prior to January 1, 2001, but instead were written off against Shareholders' Equity: consequently the scope of the impairments under Dutch treatment is less. In addition, U.S. principles for valuation of assets with finite lives, such as specialist assignments, differ from those in the Netherlands. Of the total net extraordinary impairment of intangibles, EUR 14.7 million relates to VDM Specialists, EUR 21.5 million relates to European activities and EUR 13.2 million relates to U.S. option activities.
    On March 4th, 2004 we will release our detailed accounts for 2003 on the basis of Dutch accounting principles, as well as a reconciliation of these with U.S. GAAP.

    New credit facility

    One of Van der Moolen's credit lines, for EUR 75 million, was scheduled to expire on June 1, 2004. On February 16, 2004, the following credit agreement was signed, which takes the place of all previous credit facilities:
    A credit facility amounting to $ 75.3 million and an additional EUR 5 million, as follows:

    --  $ 43.9 million, expiring on December 31, 2004;

    --  $ 31.4 million, expiring on June 1, 2005; and

    --  EUR 5.0 million, of indefinite duration but payable on demand.

    Security

    To secure these facilities, security in the amount of about $ 49 million has been made available. Further, all our operating units other than VDM Specialists USA are jointly and severally liable for any indebtedness acquired under these facilities. Further, Van der Moolen has committed to repaying the $43.9 million currently drawn on the previous facility in equal monthly payments from current cash flow until it is repaid.
    Amounts repaid on the facility cannot be re-borrowed, except on the EUR 5 million portion of the agreement. The credit agreement contains no financial covenants, except with respect to additional borrowing, acquisitions, sale of assets or equity, mergers or change of commercial activities.
    For more information on Van der Moolen, please visit www.vandermoolen.com.

    Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen's traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VAN DER MOOLEN HOLDING N.V.

         Date: February 17, 2004          By: /s/ Friedrich M.J. Bottcher
                                              ---------------------------

                                          name: Friedrich M.J. Bottcher
                                          title: Chairman of the Executive Board

                                          By: /s/ Frank F. Dorjee
                                              ---------------------------

                                          name: Frank F. Dorjee
                                          title: Chief Financial Officer
                                             Member of the Executive Board

                                          By: /s/ James.P. Cleaver, Jr.
                                              ----------------------------

                                          name : James P. Cleaver, Jr.
                                          title: Member of the Executive Board

                                          By: /s/ Casper F. Rondeltap
                                              ----------------------------
                                          name : Casper F. Rondeltap
                                          title: Member of the Executive Board

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